July 29, 2005
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	David R. Humphrey
Accounting Branch Chief

Re:	SEC Comment Letter dated July 14, 2005
Form 40-F — fiscal year ended December 31, 2004
Canadian Pacific Railway Limited, Canadian Pacific Railway Company
(collectively, “CPR”)
File Nos. 1-01342 and 1-15272

Dear Sirs,
This letter is in response to the comment set forth in your letter of July 14, 2005, regarding CPR’s reportable business segment disclosure in the notes to our audited financial statements for the fiscal year ended December 31, 2004, as included in our Report on Form 40-F for the fiscal year ended December 31, 2004.
SEC Comment
Specifically, your letter states:
“Network and Right of Way, page 14
1.	We note from disclosure in Note 23 to the Canadian GAAP audited financial statements that you operated in only one business segment, rail transportation, and that the financial information presented at this level is used by management for decision making. However, given that your network is composed of four primary corridors, the Western, the Southern, the Central, and the Eastern corridors, tell us how you have determined that operations generated in these corridors do not result in separate and distinct reportable business segments. Your response should address paragraphs 10-15 of SFAS No. 131. If you have aggregated the corridors, tell us how the aggregation criteria under paragraph 17 of the SFAS No. 131 had been met. Further, clarify for us if the information used by the chief operating decision maker to assess the company performance and allocate resources is based on financial information at the consolidated financial level, with no analysis given to lower levels or units of operations, as implied in Note 23 to the audited financial statements. We may have additional comments after review of your response.”

CPR Background Information
Similar to other North American Class 1 railways, CPR transports over a franchise-wide network a mixture of traffic with multiple origins and destinations, often on trains with widely diversified loads. This traffic frequently utilizes pooled locomotive and car fleets. The primary traffic corridors represent groupings of major traffic flows but are not viewed by CPR as discrete profit centers, and the integrated rail network must be managed end-to-end to improve efficiency. It is often the case that contracts with customers will extend into more than one corridor, and traffic routinely moves not only from branchline to mainline within a corridor but also from corridor to corridor before reaching its final destination.
Further, a large proportion of the costs required to operate CPR’s highly integrated network are fixed in any one fiscal period. Revenues are earned by individual carloads that move across the network and between corridors. These characteristics require subjective allocations of most of the costs whenever CPR attempts to analyze costs and determine profitability of individual transports or services. No regular management reports are produced by CPR that provide breakdowns of profitability by corridor.
CPR Response
In this operating environment, CPR’s four primary geographical corridors are not reportable business segments within the criteria set forth in SFAS No. 131, paragraphs 10-15.
Paragraph 10 of SFAS No. 131 defines an “operating segment” as a component of an enterprise:
“1. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

2. Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

3. For which discrete financial information is available.”
CPR’s chief operating decision maker does not review segmented operating results corridor by corridor. Moreover, assets, revenues and operating expenses are not reported to senior management on a corridor-by-corridor basis as CPR does not produce discrete financial information on that basis. As a result, primary corridors do not qualify under the second or third of the aforementioned criteria as reportable operating segments.

In addition, Paragraph 14 of SFAS No. 131 states that “[g]enerally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment” and clarifies that “segment manager” refers to a function rather than a specific title. No CPR personnel, by title or otherwise, perform the function of segment manager, as defined above, with respect to any of the four primary corridors.
Moreover, Paragraph 17 of SFAS No. 131 regarding aggregation of operating segments is not applicable to CPR’s financial reporting because, as discussed above, the four primary corridors do not constitute separate and distinct business segments. However, even if the primary corridors were deemed to be separate and distinct business segments, CPR likely would be entitled to aggregate the corridors into a single operating segment because the corridors, as geographic territories comprising a single integrated rail system, are similar in each of the following respects:
•	the nature of the services;
•	the nature of the production process;
•	the type or class of customer for services;
•	the methods used to distribute the products or provide the services; and
•	the nature of the regulatory environment;
and, based on the foregoing similarities, it is likely that the corridors would exhibit similar economic characteristics, although CPR cannot confirm this as it does not produce financial reports by corridor. Moreover, CPR does not believe that financial reporting by corridor would further the objectives of SFAS No. 131, as stated in Paragraph 3 thereof, of helping financial statement users better understand CPR’s performance, better understand its prospects for future net cash flows or make more informed judgments about CPR’s enterprise as a whole.
Although the chief operating decision maker at CPR principally uses consolidated financial information to assess performance and allocate resources, CPR management does review revenue by commodity groups shipped and revenues by commodity groupings are reported quarterly in CPR’s filings. In addition, CPR management occasionally reviews commodity group financial analyses that identify relative contribution by various commodity groups. However, such financial analyses by commodity groupings are not a regular source of management information for CPR’s chief operating decision maker in assessing performance or allocating resources because the allocation of costs among commodity groups is highly subjective given that CPR transports a mixture of traffic with multiple origins and destinations, often on trains with widely diversified loads, over a franchise-wide network. Resource allocation decisions are therefore driven by the cumulative effects of system-wide traffic patterns.

CPR Confirmations
As requested, we acknowledge that:
•	CPR is responsible for the adequacy and accuracy of the disclosure in the subject filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CPR may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing response addresses the concerns raised in your July 14 letter and, if you have further questions, would be pleased to discuss this matter with you at your convenience.
Yours truly,
(signed) “M.T. Waites”
M.T. Waites
Executive Vice-President and Chief Financial Officer
Canadian Pacific Railway Limited
Canadian Pacific Railway Company